Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-172296 and 333-156052 on Form S-3 and Registration Statement No. 333-155685 on form S-8 of our reports dated February 28, 2011, relating to the financial statements and financial statement schedules of Reinsurance Group of America, Incorporated (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the accounting for other-than-temporary impairments, as required by accounting guidance adopted on April 1, 2009) and the effectiveness of Reinsurance Group of America, Incorporated’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Reinsurance Group of America, Incorporated for the year ended December 31, 2010.
/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
February 28, 2011